Filed VIA EDGAR

March 23, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ashley Vroman-Lee

Re: VELA Income Opportunities Fund

File Nos. 333-239642 and 811-23585

Dear Ms. Vroman-Lee:

This letter responds to comments provided on March 2, 2022 from the Commission’s staff (the “Staff”) on Post-Effective Amendment No. 3/Amendment No. 5 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) for VELA Funds (the “Trust” or the “Registrant”) filed on January 14, 2022 for the purpose of registering the following new series of the Trust: VELA Income Opportunities Fund (the “Fund”). The Registrant will revise relevant portions of the Registration Statement in response to the Staff’s comments.

Set forth below are the Staff’s comments and the Registrant’s response to each comment:

PROSPECTUS

Investment Objective

1.	Please revise the investment objective to indicate that the primary investment objective of the Fund is to provide current income and that the secondary investment objective of the Fund is to provide long-term capital appreciation.

RESPONSE: The Registrant will revise the Fund’s investment objective accordingly. The Fund’s investment objective will be revised as follows:

The primary investment objective of the VELA ~~[~~Income Opportunities~~]~~ Fund is to provide current income and the secondary investment objective is to provide long-term capital appreciation.

Fees and Expenses

2.	Please provide the Staff with a completed fee table prior to filing the next Post-Effective Amendment to the Registration Statement with respect to the Fund.

RESPONSE: Please see Appendix A for a completed fee table for the Fund.

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Principal Investment Strategies and Principal Risks

3.	The Staff notes that the Fund has included “emerging markets risk” as a principal risk. If the Fund will invest in emerging markets as part of its principal investment strategy, please revise the Fund’s principal investment strategy accordingly.

RESPONSE. The Registrant has determined that the Fund will not invest in emerging markets as part of its principal investment strategy. Therefore, the Registrant will not include a reference to emerging markets investments in its principal investment strategy and will remove the emerging markets risk disclosure from its principal risks.

4.	The Staff notes that the Fund has disclosed that it will invest in exchange-traded funds (“ETFs”). Pursuant to Instruction 3(f)(i) of Form N-1A, if the Fund’s investments in ETFs will be above a de minimis amount, please add a subcaption entitled “Acquired Fund Fees and Expenses” to the Fund’s fee table including the fees and expenses of investing in ETFs.

RESPONSE: The Registrant notes that the Fund does not, under normal market conditions, intend to invest directly in ETFs above a de minimis amount as part of its principal investment strategy. As noted in the second paragraph of the principal investment strategy section on page 3 of the Fund’s prospectus, the Fund may buy and sell put options on ETFs. As a consequence, the Registrant does not believe that a modification to the Fund’s fee table is appropriate at this time.

5.	Please revise the Prospectus so that, for each principal risk in the Fund’s Prospectus, there is corresponding disclosure in the Fund’s principal investment strategy. For example, if the Fund includes a principal risk regarding investments in real estate investment trusts (“REITs”), please include disclosure indicating that the Fund will invest in REITs as part of its principal investment strategy.

RESPONSE: The Registrant will revise the Fund’s Prospectus so that, for each principal risk in the Fund’s Prospectus, there is corresponding disclosure in the Fund’s principal investment strategy.

6.	The Staff notes that the Fund has disclosed that it will invest in convertible securities as part of its principal investment strategy. Please confirm whether the Fund intends to invest in contingent convertible securities (known as “CoCos”) as part of its principal investment strategy. If the Fund intends to invest in CoCos as part of its principal investment strategy, please include disclosure in the Fund’s principal investment strategy and corresponding principal risk disclosure.

RESPONSE: The Registrant notes that the Fund does not intend to invest in CoCos as part of its principal investment strategy. The Registrant further notes that the Fund has included disclosure regarding investments in CoCos in its Statement of Additional Information.

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Portfolio Managers

7.	The Staff notes that the Fund has included a placeholder for an additional portfolio manager for the Fund. If there is another portfolio manager for the Fund, please include the portfolio manager’s name, title and length of service, pursuant to Item 5 of Form N-1A. In addition, please include disclosure indicating which portfolio managers will be primarily responsible for the day-to-day management of the Fund. If all of the portfolio managers will be jointly and primarily responsible for the day-to-day management of the Fund, please disclose as such.

RESPONSE: The Registrant will revise the disclosure to include the name, title and length of service for the additional portfolio manager and to clarify that all of the portfolio managers will be jointly and primarily responsible for the day-to-day management of the Fund. The Registrant will revise the disclosure as follows:

Portfolio Managers

The Adviser employs a team of portfolio managers who are jointly and primarily responsible for the day-to-day management of the fund. The portfolio managers are:

Jason Downey, CFA

Portfolio Manager & Research Analyst

Since inception (~~[_____]~~ March 2022)

Bobby Murphy, CFA, CPA

Portfolio Manager & Research Analyst, Director of Research

Since inception ~~([_____]~~ March 2022)

~~[Name of Portfolio Manager]~~

~~[Title of Portfolio Manager]~~

~~Since inception ([_______] 2022)~~

Nick Rinker, CFA

Assistant Portfolio Manager & Research Analyst

Since inception (March 2022)

Fund Details - Other Investments

8.	Please revise the sub-section “Other Investments” within the section “FUND DETAILS” on page 7 the Prospectus to clarify which investments are principal investment strategies and which investments are non-principal investment strategies.

RESPONSE: The Registrant will revise the sub-section “Other Investments” on page 7 of the Prospectus as follows:

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FUND DETAILS

Additional Information About Principal and Non-Principal Investment Strategies and Principal and Non-Principal Risks

Other Investments

~~The fund will invest primarily in common equity securities (including ADRs), REITs, preferred equity securities, convertible securities, and MLPs. The fund may buy and sell (write) put options or covered call options. Although not a principal strategy, the fund’s investment strategy may also include~~ In addition to the principal investment strategies described above, the fund may, as non-principal strategies, invest in fixed income securities, rights and warrants, ~~S&P Depositary Receipts (“SPDRs”) and Global Depositary Receipts (“GDRs”).~~other investment companies and exchange-traded funds (“ETFs”).

Portfolio Managers

9.	As noted above, the Staff notes that the Fund has included a placeholder for an additional portfolio manager for the Fund. If there is another portfolio manager for the Fund, please include the portfolio manager’s name and business experience. In addition, please include disclosure indicating which portfolio managers will be primarily responsible for the day-to-day management of the Fund. If all of the portfolio managers will be jointly and primarily responsible for the day-to-day management of the Fund, please disclose as such.

RESPONSE: The Registrant will revise the disclosure to include the portfolio manager’s name and business experience and to clarify that all of the portfolio managers will be jointly and primarily responsible for the day-to-day management of the Fund. The Registrant will revise the disclosure as follows:

Portfolio Managers

Fund	Portfolio Manager
VELA ~~[~~Income Opportunities Fund~~]~~	Jason Downey, CFA
Bobby Murphy, CFA, CPA
Nick Rinker, CFA ~~[Name]~~

The Portfolio Managers (“PMs”) ~~hold ultimate responsibility and accountability for the investment results of the portfolios and have full authority to make all investment decisions.~~ are jointly and primarily responsible for the day-to-day management of the fund. The PMs are:

Jason Downey, CFA

Portfolio Manager & Research Analyst

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Mr. Downey is Co-Portfolio Manager of the All Cap Concentrated Strategy and a Research Analyst. Prior to joining VELA, he served as Co-Portfolio Manager of the Long-Short Strategy at Diamond Hill Capital Management. Mr. Downey held various positions at Diamond Hill, including Research Analyst, Co-Director of Research, and Sector Leader of the Industrials, Materials, Energy and Transportation Team. Mr. Downey has industry experience since 2002.

Mr. Downey holds the Chartered Financial Analyst (CFA) designation and received a B.A. in Economics and History from Ohio Wesleyan University.

Bobby Murphy, CFA, CPA

Portfolio Manager & Research Analyst, Director of Research

Mr. Murphy is Co-Portfolio Manager of the All Cap Concentrated Strategy and a Research Analyst, in addition to serving as Director of Research. Prior to joining VELA, he served as a Research Analyst at Diamond Hill Capital Management covering the chemicals, paper, and packaging sectors. Mr. Murphy has industry experience since 2007, including positions at Nationwide Insurance and Wachovia Bank.

Mr. Murphy holds the Chartered Financial Analyst (CFA) and Certified Public Accountant (CPA) designations. He received a Master of Accounting from The Ohio State University and a B.S. in Business Administration from University of North Carolina at Chapel Hill.

Nick Rinker, CFA

Assistant Portfolio Manager & Research Analyst

Mr. Rinker is an Assistant Portfolio Manager and a Research Analyst. Prior to joining VELA, he served as Director of Investments at G2 Capital Management, an investment advisory and wealth management firm. Mr. Rinker has industry experience since 2006, including roles at Stadion Capital, Red Capital Group, American Capital Strategies and Deloitte & Touche LLP.

Mr. Rinker holds the Chartered Financial Analyst (CFA) designation. He received a B.S.B.A. in Accounting (Finance concentration) with a minor in Mathematics from the University of Richmond.

The SAI provides more information about the PMs’ compensation, other accounts managed by the PMs and their ownership of shares of the fund.

If you have any further questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

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cc:         Kevin Teng, Esq.

Jason Job

Lisa Wesolek

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Appendix A

VELA Income Opportunities Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in VELA Funds. More information about these and other discounts is available from your financial professional and in the Sales Charges section on page [__] of the fund’s Prospectus and the Shares of the Funds section on page [__] of the fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases as a % of Offering Price	5.00%	None
Maximum Deferred Sales Charge (on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees	0.50%	0.50%
Distribution (12b-1) fees	0.25%	0.00%
Other expenses (administrative fees)[1]	0.45%	0.45%
Total annual fund operating expenses	1.20%	0.95%

(1)	The fund’s investment adviser, VELA Investment Management, LLC (the “Adviser”), pays most of the fund’s operating expenses (with certain exceptions) in return for an “administrative fee” (exclusive of the management fee, brokerage and other expenses of executing fund transactions; taxes or governmental fees; costs of borrowing (such as interest charges and dividend expenses on securities sold short); litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, as well as any expenses incurred pursuant to the fund’s Rule 12b-1 Distribution Plan).
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